UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023 and January, 2024

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.

(Translation of registrant’s name into English)

Suite 700, 838 West Hastings Street

Vancouver, BC, V6C 0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form 40-F

Exhibit No.
99.1	News Release dated December 20, 2023 – Trillion Energy Announces Updated SASB 3D Seismic With New Stratigraphic Gas Prospects
99.2	News Release dated January 17, 2024 – Trillion Energy Provides Operational Update for SASB Gas Field
99.3	News Release dated January 22, 2024 – Trillion Energy Appoints New Chief Operating Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.

/s/ Arthur Halleran
Arthur Halleran
Chief Executive Officer

January 24, 2024